Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Jennifer Gowetski, Senior Counsel

Re:           First Real Estate Investment Trust of New Jersey
Form 10-K for the Fiscal Year Ended October 31, 2009
Filed January 14, 2010
File No. 000-25043

Dear Ms. Gowetski:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated June 15, 2010, with respect to the Trust’s Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (the “Proxy Statement”).  The Proxy Statement was mailed to shareholders on or about March 1, 2010, and the Annual Meeting of Shareholders was held on April 7, 2010.  Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

DEFINITIVE PROXY STATEMENT Executive Compensation, page 14 Fiscal 2009 Compensation, page 15
1.
We note your response to comment 3 in our letter dated April 13, 2010 and the proposed revisions to your CD&A.  We continue to believe that you should explain why the compensation paid by other real estate investment trusts, the named executive officers’ duties, responsibilities and time spent towards your business and your financial condition resulted in the compensation paid to each named executive officer.  This discussion should address each named executive officer individually.  To the extent that you are benchmarking, please disclose the names of the other real estate investment trusts and discuss how you use these peer groups in benchmarking compensation.  Please provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

Response – The Trust proposes to include disclosure substantially similar to that set forth below, revised as marked to show changes made to the disclosure contained in the Proxy Statement, in future filings, with such further revisions as may be necessary to reflect then current facts and circumstances and to disclose any subsequent actions taken or policies adopted by the Board of Trustees with respect to matters relating to compensation.  The Trust has not increased compensation payable to its executive officers since 2007.

It should be noted that in May, 2010, a Compensation Committee of the Board of Trustees (the “Committee”) was created and a Compensation Committee Charter adopted.  The Committee will review compensation payable to Executive Officers of the Trust for services in fiscal 2010 and may make recommendations to the Board regarding changes in compensation if it determines that any changes are warranted based upon the review.  The Trust’s executive compensation disclosures in the 2011 proxy statement will reflect the process followed by the Committee and the Board in making compensation determinations for fiscal 2010.

Fiscal 2009 Compensation

With respect to ~~fees~~compensation for the Executive Officers for the 2009 fiscal year, including with respect to both Mr. Hekemian in his capacity as Chairman of the Board and Chief Executive Officer, and Mr. Barney in his capacity as President, Treasurer and Chief Financial Officer, the Board of Trustees considered the following factors, among other things~~,~~ : (i) ~~fees~~compensation paid by other real estate investment trusts, both as a component of operating expenses and to ensure that the Trust’s compensation levels are competitive in the industry;~~,~~ (ii) the duties and responsibilities of the Executive Officers and the value of the services provided by them, including the amount of time expended by them on the Trust’s business;~~,~~ and (iii) the Trust’s operating results and financial condition, as well as the condition and prospects of the residential and commercial real estate markets.  The Board of Trustees reviews compensation paid by other real estate investment trusts in the most general way in view of the fact that unlike many other real estate investment trusts, the Trust’s executive officers do not spend full time in their respective positions.  Mr. Hekemian devotes approximately 70% of his business activities to the Trust, and, as a result of that commitment, the compensation paid to him is more than the amount paid to other executive officers of the Trust. Mr. Barney devotes approximately 15% of his business activities to the Trust, and Mr. Aiello devotes approximately 7% of his business activities to the Trust and the compensation paid to them reflects these circumstances. In addition, in determining compensation to be paid to Executive Officers, the Board of Trustees considered the size and scope of the Trust’s business and operations as reflected on its balance sheet and income statement in relationship to other real estate investment trusts.  See “Fiscal 2009 Compensation: Trustees” for amounts payable to Mr. Hekemian and Mr. Barney for services in their capacities as Trustees.  For the 2009 fiscal year, the Board of Trustees determined that the compensation paid to its Executive Officers would remain the same as in the prior year after taking into account the factors referenced in the preceding paragraph, including the adverse and uncertain economic climate in which the Trust is currently operating.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,
/s/ Robert S. Hekemian
ROBERT S. HEKEMIAN
Chairman of the Board and Chief Executive Officer

cc:           Erin E. Martin